ANOORAQ RESOURCES CORPORATION

NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102 ("NI 51-102")
CHANGE IN YEAR END

Pursuant to Section 4.8(2) of Canadian National Instrument 51-102, Anooraq Resources joint Corporation (the "Company") advises that it has decided to change its year-end from October 31 to December 31, in order to coincide its planning and reporting activities with its venture partner, Anglo American Platinum Corporation Limited.

In accordance with the definitions used in the Companion Policy to NI 51-102:

  The Company's old financial year end is October 31, 2003.
  The Company’s transition year will be the 14 months ended December 31, 2004.
  The Company’s new financial year will be December 31, 2005.
The Company has reported the following periods for its old financial year end and during its transition year:
  Year ended October 31, 2003, with comparatives for the year ended October 31, 2002.
  Three months ended January 31, 2004, with comparatives for the three months ended January 31, 2003.
  Three months and six months ended April 30, 2004, with comparatives for the three months and six months ended April 30, 2003.
  Three months and nine months ended July 31, 2004, with comparatives for the three months and nine months ended July 31, 2003.

During the remainder of the Company’s transition year, the Company will report the following periods, by the following filing deadlines:
  Three months and twelve months ended October 31, 2004, with comparatives for the three months and twelve months ended October 31, 2003. The filing deadline will be December 15, 2004.
  Fourteen months ended December 31, 2004, with comparatives for the year ended October 31, 2003. The filing deadline will be March 31, 2005.
During the Company’s new financial year ended December 31, 2005, the Company will report the following periods, by the following filing deadlines:
  Three months ended March 31, 2005, with comparatives for the three months ended April 30, 2004. The filing deadline will be May 15, 2005.
  Three months and six months ended June 30, 2005, with comparatives for the three months and six months ended July 31, 2004. The filing deadline will be August 14, 2005.
  Three months and nine months ended September 30, 2005, with comparatives for the three months and nine months ended October 31, 2004. The filing deadline will be November 14, 2005.
  Year ended December 31, 2005, with comparatives for the fourteen months ended  December 31, 2004. The filing deadline will be March 31, 2006.